Filed pursuant to Rule 424(b)(3)
Registration Nos. 333-114938
333-119134
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 30, 2004

3,692,000 Shares

Common Stock

          The selling stockholder is offering 3,692,000 shares of our common stock by this prospectus supplement and the accompanying prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

          Our common stock is traded on the New York Stock Exchange under the symbol “PWR.” The last reported sale price of our common stock on December 9, 2004 was $7.67 per share.

		Underwriting	Net Proceeds to
		Discounts and	Selling
	Price to Public	Commissions	Stockholder

Per Share	$7.15	$0.15	$7.00
Total	$26,397,800	$553,800	$25,844,000

          Investing in our common stock involves a high degree of risk. See “Risks of Investing in Our Shares” beginning on page S-3 of this prospectus supplement and page 3 of the accompanying prospectus.

          The underwriter expects to deliver the shares of common stock on or about December 15, 2004.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

December 9, 2004

Prospectus Supplement
About This Prospectus Supplement	ii
Special Note Regarding Forward-Looking Statements	ii
Prospectus Supplement Summary	S-1
The Offering	S-2
Risks of Investing in Our Shares	S-3
Use of Proceeds	S-5
Price Range of Common Stock	S-5
Dividend Policy	S-5
Selling Stockholder	S-6
Description of Capital Stock	S-7
Underwriting	S-12
Legal Matters	S-13
Experts	S-13
Where You Can Find More Information	S-13
Incorporation of Certain Documents by Reference	S-14
Prospectus
Special Note Regarding Forward-Looking Statements	i
Summary	1
Risks of Investing in Our Shares	3
Proceeds from the Sale of Shares	9
Selling Stockholder	9
How the Shares May Be Distributed	11
Legal Matters	12
Experts	12
Where You Can Find More Information	13
Incorporation of Certain Documents by Reference	13

ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholder are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

     In this prospectus supplement, unless the context indicates otherwise, references to “Quanta,” “we,” “our” or “us” refer to Quanta Services, Inc. and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus include statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “may,” “will,” “should,” “could,” “expect,” “believe” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	projected operating or financial results;

•	expectations regarding capital expenditures;

•	the effects of competition in our markets;

•	the duration and extent of the current economic downturn in the industries we serve; and

•	our ability to achieve cost savings.

     Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following:

•	quarterly variations in our operating results due to seasonality and adverse weather conditions;

•	our dependence on fixed price contracts;

•	the inability of our customers to pay for services following a bankruptcy or other financial difficulty;

•	materially adverse changes in economic conditions in the markets served by us or by our customers;

•	rapid technological and structural changes that could reduce the demand for the services we provide;

•	our ability to effectively compete for market share;

ii

•	cancellation provisions within our contracts and the risk that contracts expire and are not renewed;

•	liabilities for claims that are self-insured or for claims that our casualty insurance carrier fails to pay;

•	potential liabilities relating to occupational health and safety matters;

•	retention of key personnel and qualified employees;

•	the impact of our unionized workforce on our operations and our ability to complete future acquisitions;

•	our growth outpacing our infrastructure;

•	our ability to obtain performance bonds;

•	potential exposure to environmental liabilities;

•	the cost of borrowing, availability of credit, debt covenant compliance and other factors affecting our financing activities;

•	our ability to generate internal growth;

•	the adverse impact of goodwill impairments;

•	replacement of our contracts as they are completed or expire;

•	our ability to effectively integrate the operations of our companies;

•	beliefs and assumptions about the collectibility of receivables;

•	beliefs or assumptions about the outlook for markets we serve; and

•	the other risks and uncertainties as are described under “Risks of Investing In Our Shares” in this prospectus supplement and the accompanying prospectus and as may be detailed from time to time in our public filings with the Securities and Exchange Commission (SEC).

     Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

     All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement.

iii

PROSPECTUS SUPPLEMENT SUMMARY

     The following summary does not contain all of the information that you should consider before investing in our common stock. This summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes thereto, incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully consider this entire prospectus supplement and the accompanying prospectus, including the “Risks of Investing In Our Shares” sections, before making an investment decision.

Quanta Services

     We are a leading national provider of specialty contracting solutions to the electric power, gas, telecommunications, cable television and specialty services industries. We believe that we are the largest contractor serving the transmission and distribution sector of the North American electric utility industry. Through our nationwide network, we provide design, installation, repair, maintenance and emergency response services that enable our customers to reduce costs, increase operating efficiencies and improve network performance.

     Within the electric power and natural gas end markets, services we provide include: installation, repair and maintenance of electric power distribution networks, electric transmission lines and natural gas distribution systems; storm damage restoration; and substation projects. Within the telecommunications and cable television end markets, services we provide include: fiber optic, copper, and coaxial cable installation and maintenance for video, data and voice transmission; design, construction and maintenance of DSL networks and switching systems; engineering and erection of wireless telecommunications towers; and residential installation and customer connects for cable television. We also provide specialty services that include: inside electrical wiring; intelligent traffic networks; cable control systems for light rail lines, airports and highways; and specialty rock trenching, directional boring and road milling for industrial and commercial customers.

Recent developments

     On November 3, 2004, we reported financial results for the three months and nine months ended September 30, 2004. Revenues for the three months ended September 30, 2004 were $463.1 million, compared to revenues of $436.1 million in the third quarter of 2003. Net income attributable to common stock for the three months ended September 30, 2004 was $4.2 million, or $0.04 per diluted share, compared to net income of $5.4 million, or $0.05 per diluted share, in the third quarter of 2003.

     For the nine months ended September 30, 2004, our revenues were $1.21 billion compared to revenues of $1.21 billion for the first nine months of 2003. Net loss attributable to common stock for the nine months ended September 30, 2004 was $11.0 million, or a loss per diluted share of $0.10, compared to a net loss of $7.2 million, or a loss per diluted share of $0.06, for the first nine months of 2003. For more information regarding our financial position and results of operations as of and for the period ended September 30, 2004, please see our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2004, which is incorporated by reference herein.

THE OFFERING

Common stock offered by the selling stockholder	3,692,000 shares

Common stock outstanding on December 9, 2004	116,192,418 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

New York Stock Exchange symbol	PWR

     Our common stock outstanding on December 9, 2004 excludes:

•	1,158,320 shares of common stock issuable upon exercise of stock options outstanding as of December 9, 2004 at a weighted average exercise price of $11.54 per share; and

•	The shares of common stock issuable upon conversion of our 4.0% convertible subordinated notes due 2007 and our 4.5% convertible subordinated notes due 2023.

RISKS OF INVESTING IN OUR SHARES

     You should consider the following risk factors, the discussion of risks commencing on page 3 of the accompanying prospectus and the discussion of risks in our other current filings with the SEC under the Exchange Act, which are incorporated herein by reference, in addition to the other information in this prospectus supplement and the accompanying prospectus, in evaluating us, our business and an investment in our common stock. The following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks related to our business

     We extend credit to customers for purchases of our services, and in the past we have had, and in the future we may have, difficulty collecting receivables from major customers that have filed bankruptcy or are otherwise experiencing financial difficulties.

     We grant credit, generally without collateral, to our customers, which include electric power and gas companies, telecommunications and cable television system operators, governmental entities, general contractors, and builders, owners and managers of commercial and industrial properties located primarily in the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States. Our customers in the telecommunications business have experienced significant financial difficulties and in several instances have filed for bankruptcy. A number of our utility customers are also experiencing business challenges in the current business climate. If additional major customers file for bankruptcy or continue to experience financial difficulties, or if anticipated recoveries relating to receivables in existing bankruptcies or other workout situations fail to materialize, we could experience reduced cash flows and losses in excess of current allowances provided. In addition, material changes in any of our customer’s revenues or cash flows could affect our ability to collect amounts due from them. As of September 30, 2004, total current and non-current accounts and notes receivable were $413.6 million, net of allowances for doubtful accounts of $52.9 million.

     Our casualty insurance carrier for prior periods is experiencing financial distress, which may require us to make payments for losses that would otherwise be insured.

     Our casualty insurance carrier for the policy periods from August 1, 2000 to February 28, 2003 is experiencing financial distress but is currently paying valid claims. In the event that this insurer’s financial situation further deteriorates, we may be required to pay certain obligations that otherwise would have been paid by this insurer. We estimate that the total future claim amounts that this insurer is currently obligated to pay on our behalf for the above-mentioned policy periods is between $2.0 million and $8.0 million. The actual amounts ultimately paid by us related to these claims, if any, may vary materially from the above range and could be impacted by further claims development and the extent to which the insurer can not honor its obligations. In any event, we do not expect any failure by this insurer to honor its obligations to us to have a material adverse impact on our financial condition; however, the impact could be material to our results of operations or cash flow in a given period.

Risks related to our common stock

     Our stock price may fluctuate substantially.

     Our common stock is traded on the New York Stock Exchange under the symbol “PWR.” The market price of our stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including our operating results, availability of capital, our ability to comply with reporting requirements under the Sarbanes-Oxley Act of 2002, changes in general conditions in the economy, the financial markets, economic conditions in the markets served by our customers or other developments affecting us, our customers or our competitors, some of which may be unrelated to our performance. Those fluctuations and demand for our services may adversely affect the price of our stock. In addition, if our results of operations fail to meet the expectations of investors, our stock price could decline.

     Furthermore, the stock market in general has experienced volatility that has often been unrelated to the operating performance of companies in our industry. These fluctuations and general economic, political and market conditions may adversely affect the market price of our common stock, regardless of our operating results. Among other things, volatility in our stock price could mean that investors will not be able to sell their shares at or above the prices that they pay in this offering. The volatility also could impair our ability in the future to offer common stock as a source of additional capital or as consideration in the acquisition of other businesses.

     A number of shares of our common stock are or will be eligible for future sale, which may cause our stock price to decline.

     The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the public market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Shares of common stock issued upon the conversion, redemption or repurchase of our $270.0 million issuance of 4.5% convertible subordinated notes could cause substantial dilution to existing stockholders, which could cause the market price of our common stock to decline.

     As of December 9, 2004, we had approximately 116.2 million shares of common stock outstanding. Of those shares, approximately 94.2 million shares will be freely tradeable upon completion of this offering. Of the remaining shares, approximately 19.5 million may be sold subject to the volume, manner of sale and other conditions of Rule 144. First Reserve Fund IX, L.P., which will own approximately 15.2 million shares after the sale of all shares of common stock in this offering, has the ability to cause us to register the resale of their shares under their investor’s rights agreement.

     In addition, approximately 1.2 million shares of common stock are issuable upon the exercise of outstanding stock options issued under our 2001 Stock Incentive Plan. Approximately 2.5 million shares of restricted stock issued to our employees under our 2001 Stock Incentive Plan are outstanding, but have not yet vested. Restricted stock grants under the 2001 Stock Incentive Plan generally vest ratably over three years. All of the shares issued and issuable under our 2001 Stock Incentive Plan have been registered and will be freely tradable upon exercise or vesting.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of shares offered in this prospectus supplement.

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “PWR.” The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices of our common stock as reported by the NYSE.

	High	Low

Fiscal Year 2002

1st Quarter	$17.43	$11.53
2nd Quarter	18.90	9.40
3rd Quarter	10.19	1.75
4th Quarter	3.94	1.78
Fiscal Year 2003
1st Quarter	$4.10	$2.80
2nd Quarter	8.70	3.18
3rd Quarter	9.87	4.48
4th Quarter	9.10	6.95
Fiscal Year 2004
1st Quarter	$9.52	$6.50
2nd Quarter	7.24	4.83
3rd Quarter	7.45	5.30
4th Quarter (through December 9, 2004)	8.21	5.70

     On December 9, 2004, the last sale price for our common stock as reported by the NYSE was $7.67 per share. As of September 15, 2004, there were 998 holders of record of our common stock.

DIVIDEND POLICY

     We have not paid cash dividends on our common stock since our initial public offering. Further, we currently intend to retain our future earnings, if any, to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the immediate future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors. These factors include our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the terms of our credit facility include, and any future financing arrangements we enter into may also include, prohibitions on the payment of cash dividends without the consent of the respective lenders.

SELLING STOCKHOLDER

     The table below sets forth information as of December 9, 2004 regarding the beneficial ownership of our common stock by the selling stockholder, First Reserve Fund IX, L.P.

	Ownership of common					Ownership of common
	stock before offering				Number of	stock after offering
shares being
Name of stockholder	Number		Percentage		offered	Number	Percentage

First Reserve Fund IX, L.P.(1)	18,868,052	(2)	16.24%	(3)	3,692,000	15,176,052	13.06%	(3)

(1)	First Reserve GP IX, L.P. (GP IX) is the general partner of First Reserve and may be deemed to beneficially own all of the shares of common stock owned by First Reserve. First Reserve GP IX, Inc. (GP Inc.), as the general partner of GP IX, may be deemed to beneficially own all of the shares of common stock owned by First Reserve. The address for First Reserve is One Lafayette Place, Greenwich, Connecticut 06830.

(2)	Consists of 18,791,204 shares of common stock held by First Reserve, 45,187 shares of common stock and options to purchase 15,000 shares of common stock issued to Ben A. Guill in his capacity as a director of Quanta and 16,661 shares of common stock issued to Thomas J. Sikorski in his capacity as a director of Quanta. Mr. Sikorski is no longer a director of Quanta. GP Inc. may be deemed to beneficially own the aforementioned shares and options issued to Ben A. Guill and Thomas J. Sikorski.

(3)	This percentage is obtained by using as the denominator 116,207,418 shares of common stock, comprised of 116,192,418 shares of common stock outstanding as of December 9, 2004 and options to purchase 15,000 shares issued to Ben A. Guill in his capacity as a director of Quanta.

DESCRIPTION OF CAPITAL STOCK

General

     Under our certificate of incorporation, our authorized capital stock consists of 300,000,000 shares of common stock, par value $.00001 per share, 3,345,333 shares of limited vote common stock, par value $.00001 per share, and 10,000,000 shares of preferred stock, par value $.00001 per share. As of December 9, 2004, there were 116,192,418 shares of common stock, and 1,011,780 shares of limited vote common stock, issued and outstanding. As of the date of this prospectus supplement, we have no preferred stock outstanding.

     The following description of our capital stock is subject to our certificate of incorporation, bylaws, stockholder rights plan and the applicable provisions of Delaware law.

Common stock and limited vote common stock

     Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote, including the election of directors. There is no cumulative voting for the election of directors.

     Holders of limited vote common stock are entitled to elect one member of our board of directors but are not otherwise entitled to vote on the election of directors. Holders of limited vote common stock are entitled to one-tenth of one vote for each share held of record on all other matters on which stockholders are entitled or permitted to vote.

     Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock and limited vote common stock are entitled to receive dividends, on a pro rata basis, when and as declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock and limited vote common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock and limited vote common stock have no preemptive rights. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities. Shares of limited vote common stock are not subject to any redemption provisions and are not convertible into any other securities, except that each share of limited vote common stock will automatically convert into common stock on a share-for-share basis immediately upon a sale of such shares.

     Our common stock is traded on the NYSE under the symbol “PWR” and the transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred stock

     Our certificate of incorporation authorizes our board of directors to provide for the issuance of preferred stock in one or more series, without stockholder action. Our board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue. For each series of preferred stock, our board is able to specify the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends shall be cumulative or non-cumulative;

•	the terms of any redemption rights;

•	whether there will be any sinking fund for the redemption of any shares;

•	the terms of any conversion or exchange right;

•	any restrictions or limitations on the issuance of shares of the same series or any other series;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company; and

•	the extent to which holders of the shares will be entitled to vote.

     Although no shares of preferred stock are currently outstanding and we have no current plans to issue preferred stock, except for such shares of Series D Junior Participating Preferred Stock issuable upon exercise of the rights under our stockholder rights plan, the issuance of shares of our preferred stock, or the issuance of rights to purchase shares of our preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of our preferred stock containing class voting rights that would enable the holder or holders of such series to block that transaction. Alternatively, we could facilitate a business combination by issuing a series of our preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of our common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

First Reserve’s preemptive rights

     In October 2002 we entered into an Investor’s Rights Agreement with First Reserve pursuant to which we granted First Reserve a preemptive right to purchase, on a quarterly basis, a proportionate number of shares of our common stock to allow it to maintain the same voting percentage of our common stock that it had prior to the issuance during any quarter of our common stock or securities convertible into common stock to third parties. First Reserve’s purchase price for each share of our common stock purchased pursuant to this right equals the closing price per share of our common stock on the date of issuance of the shares of common stock to third parties. First Reserve has fifteen business days after the end of any quarter in which we issue new shares of common stock or securities convertible into common stock to exercise its preemptive right with respect to issuances during the quarter. First Reserve’s preemptive right will terminate if First Reserve’s voting percentage is less than 10%.

Series D Junior Participating Preferred Stock

     Shares of Series D Junior Preferred Stock purchasable upon exercise of the rights described below under “—Stockholder Rights Plan” will not be redeemable or convertible. Shares of Series D Junior Preferred Stock will be entitled to cumulative dividends equal to the greater of $10 per share or, subject to adjustment, an aggregate dividend of 1,000 times the dividend declared per share of common stock for any quarterly period. In the event of our liquidation, dissolution or winding up, the holders of the Series D Junior Preferred Stock will be entitled to a minimum preferential payment of $1,000 per share plus accrued and unpaid dividends, whether or not declared, provided that the holders of the shares of Series D Junior Preferred Stock shall be entitled to an aggregate payment per share, subject to adjustment, of 1,000 times the aggregate amount distributed per share to holders of common stock. In the event of any merger, consolidation or similar transaction in which shares of common stock are exchanged, each share of Series D Junior Preferred Stock will be entitled to receive, subject to adjustment, 1,000 times the amount received per share of common stock. Each holder of a share of Series D Junior Preferred Stock will have 1,000 votes on all matters submitted to a vote of stockholders and will vote together with the holders of our common stock. These rights are protected by customary anti-dilution provisions. Due to the nature of the Series D Junior Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series D Junior Preferred Stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Stockholder rights plan

     We have adopted a stockholder rights plan pursuant to which one right will be issued and attached to each outstanding share of common stock. The following description of our stockholder rights plan and the certificate of designations setting forth the terms and conditions of the Series D Junior Preferred Stock are intended as summaries only and are qualified in their entirety by reference to the form of stockholder rights plan and certificate of designations to the certificate of incorporation filed with the SEC.

     Until a distribution date occurs, the rights can be transferred only with the common stock. On the occurrence of a distribution date, the rights will separate from the common stock and become exercisable as described below.

     A “distribution date” will occur upon the earlier of:

•	the tenth day after a public announcement that a person or group of affiliated or associated persons other than us and certain exempt persons (an “acquiring person”) has acquired beneficial ownership of 15% or more of the total voting rights of the then outstanding shares of our common stock (or, in the case of First Reserve, 37% or more of the total voting rights); or

•	the tenth business day following the commencement of a tender or exchange offer that would result in such person or group becoming an acquiring person.

     The total voting rights of the common stock will be determined based on the voting rights of holders of outstanding shares of our common stock at the time of any determination.

     Following the distribution date, holders of rights will be entitled to purchase from us one one-thousandth (1/1000th) of a share of Series D Junior Preferred Stock at a purchase price of $153.33, subject to adjustment.

     In the event that any person or group becomes an acquiring person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the acquiring person, will thereafter have the right to receive upon payment of the purchase price, that number of shares of common stock having a market value equal to the result obtained by (A) multiplying the then current purchase price by the number of one one-thousandths of a share of Series D Junior Preferred Stock for which the right is then exercisable, and dividing that product by (B) 50% of the current per share market price of our shares of common stock on the date of such occurrence. If, following the date of a public announcement that an acquiring person has become such, (1) we are acquired in a merger or other business combination transaction and we are not the surviving corporation, (2) any person consolidates or merges with us and all or part of the common stock is converted or exchanged for securities, cash or property of any other person, or (3) 50% or more of our assets or earning power is sold or transferred, then the rights will “flip-over.” At that time, each right will entitle its holder to purchase, for the purchase price, a number of shares of common stock of the surviving entity in any such merger, consolidation or other business combination or the purchaser in any such sale or transfer with a market value equal to the result obtained by (X) multiplying the then current purchase price by the number of one one-thousandths of a share of

Series D Junior Preferred Stock for which the right is then exercisable, and dividing that product by (Y) 50% of the current per share market price of the shares of common stock of the surviving entity on the date of consummation of such consolidation, merger, sale or transfer.

     The rights will expire on March 8, 2010, unless we terminate them before that time. Our board of directors may redeem all of the rights upon payment of $0.01 per right until the earlier of:

•	a “flip-in event;” or

•	March 8, 2010.

     If our board redeems any of the rights, it must redeem all of the rights. Once our board acts to redeem the rights, the right to exercise the rights will terminate and each right will become null and void.

     A holder of a right will not have any rights as a stockholder of Quanta, including the right to vote or to receive dividends, until a right is exercised.

     At any time prior to the occurrence of a redemption date, we may, except with respect to the redemption price, supplement or amend any provision of our stockholder rights plan in any manner, whether or not such supplement or amendment is adverse to any holders of the rights. From and after the occurrence of a redemption date, we may, except with respect to the redemption price, supplement or amend our stockholder rights plan in any manner that does not adversely affect the interests of the holders of rights, other than an acquiring person.

Delaware law and specified charter and bylaw provisions

Business combinations

     We are subject to the provisions of section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction by which such stockholder became an “interested stockholder” was, approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Limitation of liability; indemnification

     Our charter contains provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty, acts or omissions that involve intentional misconduct or a knowing violation of law or transactions from which the director derived an improper personal benefit. This limitation of liability does not alter the liability of our directors and officers under federal securities laws. Furthermore, our bylaws contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions do not limit or eliminate our right or the right of any of our stockholders to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his or her duty of care. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Stockholder action; special meeting of stockholders

     Our certificate of incorporation provides that stockholders may take action only at a duly called annual or special meeting of stockholders and may not act by written consent. Our bylaws further provide that special meetings of our stockholders may be called only by the chairman of the board of directors pursuant to a resolution approved by a majority of the board of directors.

Advance notice requirements for stockholder proposals and director nominations

     Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

UNDERWRITING

     J.P. Morgan Securities Inc. is the sole underwriter of this offering. Subject to the terms and conditions contained in the underwriting agreement, dated December 9, 2004, the selling stockholder identified in this prospectus supplement has agreed to sell to JPMorgan, and JPMorgan has agreed to purchase, 3,692,000 of our shares of common stock currently held by such selling stockholder.

     The underwriting agreement provides that JPMorgan is obligated to purchase all the shares of common stock in the offering if any are purchased.

     JPMorgan is offering the shares of common stock, subject to prior sale, when, as and if sold to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by JPMorgan of officers’ certificates and legal opinions. JPMorgan reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     The following table shows the public offering price, underwriting discount and proceeds to the selling stockholder from the sale of common stock.

	Per share	Total

Public offering price	$7.15	$26,397,800
Underwriting discount	$0.15	$553,800
Proceeds, before expenses, to the selling stockholder	$7.00	$25,844,000

     The expenses of the offering payable by us are estimated at $100,000.

     We and the selling stockholder have each agreed, subject to limited exceptions, that, for a period of 45 days from the date of this prospectus supplement, we and they will not, without the prior written consent of JPMorgan, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. Our four executive officers who hold the largest number of shares of our common stock have agreed to a similar lock-up period with JPMorgan for a period of 45 days from the date of this prospectus supplement, and certain of our other executive officers and directors have agreed to a similar lock-up period with JPMorgan for a period of 30 days from the date of this prospectus supplement. JPMorgan, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     We and the selling stockholder have agreed to indemnify JPMorgan against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that JPMorgan may be required to make in respect of those liabilities.

     In order to facilitate this offering, JPMorgan may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, JPMorgan may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. JPMorgan must close out a short sale by purchasing shares in the open market. As an additional means of facilitating the offering, JPMorgan may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock. JPMorgan is not required to engage in these activities, and may end any of these activities at any time.

     The common shares are listed on the New York Stock Exchange under the symbol “PWR.”

     In the ordinary course of their respective businesses, JPMorgan and its affiliates have engaged, and may in the future engage, in commercial and/or investment banking transactions with us and our affiliates.

They have received customary fees and commissions for these transactions. JPMorgan acted as a joint book-running manager in connection with the September 2004 offering by the selling stockholder of our common stock.

LEGAL MATTERS

     Baker & Hostetler LLP has passed upon the validity of the common stock offered hereby on behalf of Quanta. Vinson & Elkins L.L.P. represented the underwriter in this offering.

EXPERTS

     The consolidated financial statements of Quanta as of and for each of the two years in the period ended December 31, 2003, incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     PricewaterhouseCoopers LLP’s report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and to its audit of the transitional disclosures for 2001, as more fully described in Note 2 to the financial statements. However, PricewaterhouseCoopers LLP was not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

     The consolidated financial statements of Quanta as of and for the year ended December 31, 2001, from our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in this prospectus supplement and the accompanying prospectus, have been audited by Arthur Andersen LLP, independent accountants, as stated in their reports appearing therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting.

     Subsequent to Arthur Andersen’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges, has ceased practicing before the SEC, and has liquidated its business. As a result, it is impossible to obtain Arthur Andersen’s consent to the incorporation by reference of their reports in this prospectus supplement and the accompanying prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their reports in this prospectus supplement and the accompanying prospectus, you would not be able to recover against Arthur Andersen for its liability under Section 11 of the Securities Act in the event of any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies can be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We “incorporate by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Any statement made in a document incorporated by reference in this prospectus supplement and the accompanying prospectus is deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement in this prospectus supplement and the accompanying prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus supplement and the accompanying prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

     We incorporate by reference the filings listed below, which have previously been filed with the SEC, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K unless specifically incorporated by reference by us). All of these filings, which contain important information about us, are considered a part of this prospectus supplement and the accompanying prospectus.

•	Our annual report on Form 10-K for the year ended December 31, 2003, filed on March 15, 2004.

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004.

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2004, filed on August 9, 2004.

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004.

•	Our current reports on Form 8-K, filed on September 21, 2004 (under Item 8.01), October 1, 2004, November 30, 2004 and December 7, 2004.

•	The description of our common stock contained in our registration statement on Form 8-A/A, filed on February 6, 1998.

     You may obtain copies of documents incorporated by reference in this document, without charge, by writing to us at the following address or calling us at the telephone number listed below:

Quanta Services, Inc.

1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056
(713) 629-7600
Attention: Corporate Secretary

     We have filed with the SEC registration statements on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statements, some of which is contained in exhibits to the registration statements. The registration statements, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made or incorporated by reference into this prospectus supplement and the accompanying prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to either registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-114938
PROSPECTUS

Quanta Services, Inc.

20,000,000 shares of common stock

     This prospectus includes 20,000,000 shares of common stock that are currently outstanding. All of these shares were issued and sold pursuant to private placements to the selling stockholder listed on page 9 of this prospectus. We are registering these shares of common stock pursuant to commitments to register the shares with the selling stockholder.

     We will not receive any proceeds from the sale of shares of common stock by the selling stockholder. The selling stockholder may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholder may also sell the shares to or with the assistance of broker-dealers who may receive compensation in excess of their customary commissions.

     Our common stock is quoted on The New York Stock Exchange under the symbol “PWR.” On June 30, 2004, the last reported sales price of our common stock on The New York Stock Exchange was $6.22 per share.

     We will pay the expenses of registering the shares.

     You should carefully consider the “Risks of Investing in Our Shares” section beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is June 30, 2004.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “may,” “will,” “should,” “could,” “expect,” “believe” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	projected operating or financial results;

•	expectations regarding capital expenditures;

•	the effects of competition in our markets;

•	the duration and extent of the current economic downturn; and

•	our ability to achieve cost savings.

     Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following:

•	quarterly variations in our operating results due to seasonality and adverse weather conditions;

•	the future possibility of an economic downturn;

•	our dependence on fixed price contracts;

•	materially adverse changes in economic conditions in the markets served by us or by our customers;

•	rapid technological and structural changes that could reduce the demand for the services we provide;

•	our ability to effectively compete for market share;

•	cancellation provisions within our contracts;

•	potential liabilities relating to occupational health and safety matters;

•	retention of key personnel and qualified employees;

•	the impact of our unionized workforce on our operations and acquisition strategy;

•	our growth outpacing our infrastructure;

•	potential exposure to environmental liabilities;

•	the cost of borrowing, availability of credit, debt covenant compliance and other factors affecting our financing activities;

•	our ability to generate internal growth;

•	the adverse impact of goodwill impairments;

•	replacement of our contracts as they are completed or expire;

•	our ability to effectively integrate the operations of our companies;

•	beliefs and assumptions about the collectibility of receivables;

•	beliefs or assumptions about the outlook for markets we serve; and

•	the other risks and uncertainties as are described under “Risks of Investing In Our Shares” and as may be detailed from time to time in our public filings with the Securities and Exchange Commission (SEC).

     Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

     All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus.

ii

SUMMARY

     The following summary provides an overview of selected information about us. This summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes thereto, incorporated by reference in this prospectus. You should carefully consider this entire prospectus, including the “Risks of Investing In Our Shares” section, before making an investment decision.

     Quanta is a leading provider of specialized contracting services, offering end-to-end network solutions to the electric power, gas, telecommunications and cable television industries. Our comprehensive services include designing, installing, repairing and maintaining network infrastructure. Since Quanta began operations, we have made strategic acquisitions to expand our geographic presence, generate operating synergies with existing businesses and develop new capabilities to meet our customers’ evolving needs. For the year ended December 31, 2003, our end markets provided the following percentages of our revenues:

•	Electric power and natural gas (60%)

•	Telecommunications (15%)

•	Cable television operators (7%)

•	Ancillary services, including industrial, commercial and governmental customers (18%)

     Our primary services capabilities include the following:

•	Repair

•	Maintenance

•	Installation

•	Emergency Response

•	Design

•	Specialty Services

     Within the electric power and natural gas end markets, services we provide include: installation, repair and maintenance of electric power distribution networks, electric transmission lines and natural gas distribution systems; design and construction of substation projects; and storm damage restoration work. Within the telecommunications and cable television end markets, services we provide include: fiber optic, copper and coaxial cable installation and maintenance for video, data and voice transmission; design, construction and maintenance of DSL networks and switching systems; engineering and erection of wireless communications towers; and residential installation and customer connects for cable television, telephone and Internet services.

     We were founded in 1997 and began as a group of infrastructure services companies led by our Chief Executive Officer, John Colson. We completed our initial public offering in 1998 and since that time have expanded our geographic coverage and service capabilities through acquisitions and internal growth. Our operating structure allows for the flexibility of multiple operating units with the benefit of an organization with scale. Our units are managed on a decentralized basis, with units operated as individual profit centers. To leverage our scale and geographic reach, our operating units have incentives to cross-sell additional services of other operating units to customers. In addition, our business development group promotes and markets our services for prospective large national accounts and projects that require services from multiple business units.

     During 2002 and 2003, we took several actions to reduce costs. We conducted a comprehensive cost evaluation program the scope of which ranged from equipment utilization to cell phone expenses and has resulted in cost reductions at our units. In addition, we consolidated various operations where there were operational or regional synergies. We reduced salary and benefit costs through staff reductions at several levels of the organization and increased utilization of hourly employees.

     Financial and economic pressures have led our customers to return to their core competencies and focus on cost reductions, resulting in an increased focus on outsourcing services. We believe that we are adequately positioned to provide these services because of our proven full-service operating units with broad geographic reach, financial capability and technical expertise.

     Quanta is a Delaware corporation and our common stock is traded on The New York Stock Exchange under the symbol “PWR.” Our principal executive offices are located at 1360 Post Oak Boulevard, Suite 2100, Houston, Texas 77056, and our telephone number is (713) 629-7600. We maintain a website at www.quantaservices.com. Information on our website does not constitute a part of this prospectus.

RISKS OF INVESTING IN OUR SHARES

     You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating us, our business and an investment in the common stock. Any of the following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of the common stock to decline, which in turn could cause you to lose all or part of your investment.

Our operating results may vary significantly from quarter to quarter.

     We experience lower gross and operating margins during winter months due to lower demand for our services and more difficult operating conditions. Additionally, our quarterly results may also be materially and adversely affected by:

•	the timing and volume of work under new agreements;

•	regional or general economic conditions;

•	the budgetary spending patterns of customers;

•	payment risk associated with the financial condition of customers;

•	variations in the margins of projects performed during any particular quarter;

•	the termination of existing agreements;

•	costs we incur to support growth internally or through acquisitions or otherwise;

•	losses experienced in our operations not otherwise covered by insurance;

•	a change in the demand for our services caused by severe weather conditions;

•	a change in the mix of our customers, contracts and business;

•	increases in construction and design costs;

•	changes in bonding and lien requirements applicable to existing and new agreements;

•	the timing of acquisitions; and

•	the timing and magnitude of acquisition integration costs.

     Accordingly, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

An economic downturn may lead to less demand for our services.

     If the general level of economic activity remains slow or deteriorates further, our customers may delay or cancel new projects. The telecommunications and utility markets experienced substantial change during 2002 as evidenced by an increased number of bankruptcies in the telecommunications market, continued devaluation of many of our customers’ debt and equity securities and pricing pressures resulting from challenges faced by major industry participants. These factors have contributed to the delay and cancellation of projects and reduction of capital spending that have impacted our operations and ability to grow at historical levels. A number of other factors, including financing conditions for and potential bankruptcies in the industries we serve, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future or pay for past services. In addition, consolidation, competition or capital constraints in the electric power, gas, telecommunications or cable television industries may result in reduced spending by, or the loss of, one or more of our customers.

Our dependence upon fixed price contracts could adversely affect our business.

     We currently generate, and expect to continue to generate, a portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for fixed price contracts. The cost of labor and materials, however, may vary from the costs we originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

Our industry is highly competitive.

     Our industry is served by numerous small, owner-operated private companies, a few public companies and several large regional companies. In addition, relatively few barriers prevent entry into some of our industries. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Competition in the industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than we are able to provide. In addition, some of our competitors have greater resources than we do. We cannot be certain that our competitors will not develop the expertise, experience and resources to provide services that are superior in both price and quality to our services. Similarly, we cannot be certain that we will be able to maintain or enhance our competitive position within our industry or maintain a customer base at current levels. We may also face competition from the in-house service organizations of our existing or prospective customers. Electric power, gas, telecommunications and cable television service providers usually employ personnel who perform some of the same types of services we do. We cannot be certain that our existing or prospective customers will continue to outsource services in the future.

We may incur liabilities relating to occupational health and safety matters.

     Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Although we have taken what we believe are appropriate precautions, we have suffered fatalities in the past and may suffer additional fatalities in the future. Claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities.

      The industries we serve are subject to rapid technological and structural changes that could reduce the demand for the services we provide.

     The electric power, gas, telecommunications and cable television industries are undergoing rapid change as a result of technological advances that could, in certain cases, reduce the demand for our services or otherwise negatively impact our business. New or developing technologies could displace the wireline systems used for voice, video and data transmissions, and improvements in existing technology may allow telecommunications and cable television companies to significantly improve their networks without physically upgrading them.

Failure to obtain or maintain necessary performance bonds could adversely affect our business.

     Contracts in the industries we serve often require performance bonds or other means of financial assurance to secure contractual performance. During 2002 and 2003, the market for performance bonds tightened significantly. If we are unable to obtain performance bonds or letters of credit in sufficient amounts or on acceptable terms, we might be precluded from entering into additional contracts with certain of our customers. Management believes that our current surety arrangements will satisfy all of our bonding needs for the foreseeable future, but there can be no assurance that such surety arrangements will be sufficient to satisfy all of our future bonding needs.

      Many of our contracts may be canceled on short notice, and we may be unsuccessful in replacing our contracts if they are cancelled or as they are completed or expire.

     We could experience a decrease in our revenue, net income and liquidity if any of the following occur:

•	our customers cancel a significant number of contracts;

•	we fail to win a significant number of our existing contracts upon re-bid;

•	we complete a significant number of non-recurring projects and cannot replace them with similar projects; or

•	we fail to reduce operating and overhead expenses consistent with any decrease in our revenue.

     Many of our customers may cancel our contracts on short notice, typically 30-90 days, even if we are not in default under the contract. Certain of our customers assign work to us on a project-by-project basis under master service agreements. Under these agreements, our customers often have no obligation to assign a specific amount of work to us. Our operations could decline significantly if the anticipated volume of work is not assigned to us. Many of our contracts, including our master service contracts, are opened to public bid at the expiration of their terms. There can be no assurance that we will be the successful bidder on our existing contracts that come up for bid.

We are self-insured against potential liabilities.

     Although we maintain insurance policies with respect to automobile, general liability, workers’ compensation and employers’ liability, those policies are subject to deductibles of $1,000,000 to $2,000,000 per occurrence, and we are primarily self-insured for all claims that do not exceed the amount of the applicable deductible. We also maintain a non-union employee related health care benefit plan that is subject to a deductible of $250,000 per claimant per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, our business could be materially and adversely affected.

The departure of key personnel could disrupt our business.

     We depend on the continued efforts of our executive officers and on senior management of the businesses we acquire. Although we have entered into employment agreements with terms of one to three years with most of our executive officers and certain other key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business. We do not carry key-person life insurance on any of our employees.

      Our unionized workforce could adversely affect our operations and our ability to complete future acquisitions.

     As of December 31, 2003, approximately 43% of our employees were covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages would adversely impact our relationships with our customers and could cause us to lose business and decrease our revenue. In addition, our ability to complete future acquisitions could be adversely affected because of our union status for a variety of reasons. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire and some businesses may not want to become affiliated with a union based company.

Our business is labor intensive, and we may be unable to attract and retain qualified employees.

     Our ability to maintain our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may experience shortages of qualified journeyman linemen. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues.

Our business growth could outpace the capability of our corporate management infrastructure.

     We cannot be certain that our infrastructure will be adequate to support our operations as they expand. Future growth also could impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. We cannot be certain that we can recruit and retain such additional managers and executives. To the extent that we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management, we may not be able to expand our operations or execute our business plan.

We could have potential exposure to environmental liabilities.

     Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, PCBs, fuel storage and air quality. As a result of past and future operations at our facilities, we may be required to incur environmental remediation costs and other cleanup expenses. In addition, we cannot be certain that we will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business, property or assets.

      Opportunities within the government arena could lead to increased governmental regulation applicable to Quanta and unrecoverable start up costs.

     Most government contracts are awarded through a regulated competitive bidding process. As we pursue increased opportunities in the government arena management’s focus associated with the start up and bidding process may be diverted away from other opportunities. If we were to be successful in being awarded government contracts, a significant amount of costs could be required before any revenues were realized from these contracts. In addition, as a government contractor we would be subject to a number of procurement rules and other public sector liabilities, any deemed violation of which could lead to fines or penalties or a loss of business. Government agencies routinely audit and investigate government contractors. Government agencies may review a contractor’s performance under its contracts, costs structure, and compliance with applicable laws, regulations and standards. If government agencies determine through these audits or reviews that costs were improperly allocated to specific contracts, they will not reimburse the contractor for those costs or may require the contractor to refund previously reimbursed costs. Moreover, our internal controls may not prevent improper conduct. If government agencies determine that we engaged in improper activity, we may be subject to civil and criminal penalties. We also could experience serious harm to our reputation. Many government contracts must be appropriated each year. If appropriations are not made in subsequent years we would not realize all of the potential revenues from any awarded contracts.

We may not be successful in meeting the requirements of the Sarbanes-Oxley Act of 2002.

     The Sarbanes-Oxley Act of 2002 has introduced many new requirements applicable to Quanta regarding corporate governance and financial reporting. Among many other requirements is the requirement under Section 404 of the Act, beginning with the 2004 Annual Report, for management to report on the Company’s internal controls over financial reporting and for Quanta’s independent public accountants to attest to this report. During 2003, the Company commenced actions to ensure its ability to comply with these requirements, including but not limited to, the engaging of outside experts to assist in the evaluation of our controls, additional staffing requirements of our internal audit department and documentation of existing controls. In addition, the Company expects to continue to devote substantial time and incur substantial costs during 2004 to ensure compliance. There can be no assurance that we will be successful in complying with Section 404. Failure to do so could result in the reduced ability to obtain financing, the loss of customers, penalties and additional expenditures to meet the requirements.

We may not have access in the future to sufficient funding to finance desired growth.

     If we cannot secure additional financing in the future on acceptable terms, we may be unable to support our growth strategy. We cannot readily predict the ability of certain customers to pay for past services or the timing, size and success of our acquisition efforts. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. Our existing debt agreements contain significant restrictions on our operational and financial flexibility, including our ability to incur additional debt, and if we seek more debt we may have to agree to additional covenants that limit our operational and financial flexibility. When we seek additional debt or equity financings, we cannot be certain that additional debt or equity will be available to us on terms acceptable to us or at all.

We may be unsuccessful at generating internal growth.

     Our ability to generate internal growth will be affected by, among other factors, our ability to:

•	expand the range of services we offer to customers to address their evolving network needs;

•	attract new customers;

•	increase the number of projects performed for existing customers;

•	hire and retain employees; and

•	open additional facilities.

     In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital or pay for services provided. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations or grow our business.

Our results of operations could be adversely affected as a result of goodwill impairments.

     When we acquire a business, we record an asset called “goodwill” equal to the excess amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. Through December 31, 2001, pursuant to generally accepted accounting principles, we amortized this goodwill over its estimated useful life of 40 years following the acquisition, which directly impacted our earnings. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 which provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. SFAS No. 142 requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we perform our impairment tests annually during the fourth quarter. Future impairments, if any, will be recognized as operating expenses.

      We may be unsuccessful at integrating companies that we either have acquired or that we may acquire in the future.

     We cannot be sure that we can successfully integrate our acquired companies with our existing operations without substantial costs, delays or other operational or financial problems. If we do not implement proper overall business controls, our decentralized operating strategy could result in inconsistent operating and financial practices at the companies we acquire and our overall profitability could be adversely affected. Integrating our acquired companies involves a number of special risks which could have a negative impact on our business, financial condition and results of operations, including:

•	failure of acquired companies to achieve the results we expect;

•	diversion of our management’s attention from operational matters;

•	difficulties integrating the operations and personnel of acquired companies;

•	inability to retain key personnel of the acquired companies;

•	risks associated with unanticipated events or liabilities; and

•	potential disruptions of our business.

     If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire company could suffer.

      First Reserve’s investment in us may result in potential conflicts of interest with, or dilution of, existing stockholders.

     First Reserve Fund IX, L.P. (First Reserve) owned approximately 33.8% of the outstanding shares of our common stock as of June 30, 2004. First Reserve demanded the registration of the 20,000,000 shares of common stock registered by this prospectus. After the offering of all of the shares of common stock represented by this prospectus, First Reserve will own 16.5% of the outstanding shares of our common stock. By reason of such stock ownership, conflicts of interest may arise in the future between us and First Reserve and its affiliates with respect to, among other things, issuances of additional shares of voting securities or the payment of dividends. There are no contractual or other restrictions on the ability of First Reserve or its affiliates to pursue other investment opportunities in any of the industries we serve. In addition, First Reserve may have interests that could be in conflict with those of other stockholders.

      You are unlikely to be able to seek remedies against Arthur Andersen LLP, our former independent auditor.

     Our consolidated financial statements for the fiscal years ended prior to December 31, 2002 were audited by Arthur Andersen LLP, our former independent auditor. In June 2002 Arthur Andersen LLP was convicted of federal obstruction of justice charges in connection with its destruction of documents. As a result of its conviction, Arthur Andersen LLP has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen LLP has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen LLP, you will have no effective remedy against Arthur Andersen LLP in connection with their role as our independent public accountants for the period covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking to recover from, Arthur Andersen LLP, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP.

      Certain provisions of our corporate governing documents could make an acquisition of our company more difficult.

     The following provisions of our certificate of incorporation and bylaws, as currently in effect, as well as our stockholder rights plan and Delaware law, could discourage potential proposals to acquire us, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock:

•	our certificate of incorporation permits our board of directors to issue “blank check” preferred stock and to adopt amendments to our bylaws;

•	our bylaws contain restrictions regarding the right of stockholders to nominate directors and to submit proposals to be considered at stockholder meetings;

•	our certificate of incorporation and bylaws restrict the right of stockholders to call a special meeting of stockholders and to act by written consent;

•	we are subject to provisions of Delaware law which prohibit us from engaging in any of a broad range of business transactions with an “interested stockholder” for a period of three years following the date such stockholder became classified as an interested stockholder; and

•	on March 8, 2000, we adopted, and have subsequently amended, a stockholder rights plan that could cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors or permitted by the stockholder rights plan.

PROCEEDS FROM THE SALE OF SHARES

     We will receive no proceeds from the sale of any or all of the shares being offered by the selling stockholder under this prospectus. We estimate we will spend approximately $77,000 in registering the offered shares.

SELLING STOCKHOLDER

     We are registering all 20,000,000 shares of common stock covered by this prospectus on behalf of the selling stockholder named in the table below. We issued the shares to the selling stockholder in a private placement. We have registered the shares to permit the selling stockholder and its respective pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

     The table below identifies the selling stockholder and other information regarding the beneficial ownership of the common stock by the selling stockholder. The second column lists the number and percentage of shares of common stock beneficially owned by the selling stockholder as of June 30, 2004.

	Ownership of common				Ownership of common
	stock before offering			Number of	stock after offering
shares being
Selling stockholder	Number	Percentage		offered	Number	Percentage

First Reserve Fund IX, L.P.(1)	39,038,114(2)	33.8	%(3)	20,000,000	19,038,114	16.5%(3)

(1)	First Reserve GP IX, L.P. (GP IX) is the general partner of First Reserve and may be deemed to beneficially own all of the shares of common stock owned by First Reserve. First Reserve GP IX, Inc. (GP Inc.), as the general partner of GP IX, may be deemed to beneficially own all of the shares of common stock owned by First Reserve.

(2)	Consists of 38,916,204 shares of common stock held by First Reserve, 45,187 shares of common stock and options to purchase 15,000 shares of common stock issued to Ben A. Guill in his capacity as a director of Quanta and 61,723 shares of common stock issued to Thomas J. Sikorski in his capacity as a director of Quanta. GP Inc. may be deemed to beneficially own the aforementioned shares and options issued to Ben A. Guill and Thomas J. Sikorski.

(3)	The percentage above is obtained by using as the denominator 115,663,699 shares of common stock, comprised of 115,648,699 shares of common stock outstanding as of June 30, 2004 and options to purchase 15,000 shares issued to Ben A. Guill in his capacity as a director of Quanta.

The First Reserve Securities Purchase Agreement and Investor’s Rights Agreement

     On October 15, 2002, we entered into a Securities Purchase Agreement and an Investor’s Rights Agreement with First Reserve. Under the Securities Purchase Agreement, on October 15, 2002, First Reserve purchased 8,666,666 shares of common stock from Quanta at a purchase price of $3.00 per share. In addition, First Reserve agreed, subject to certain conditions, to purchase from Quanta 2,430,741 shares of Series E Preferred Stock. Each share of Series E Preferred Stock was convertible into ten shares of common stock, at a price per common stock share equivalent of not less than $3.00 nor more than $3.50, depending on the average closing price of Quanta’s common stock for a designated period of time prior to closing. On December 20, 2002, First Reserve purchased approximately 2.4 million shares of Series E Preferred Stock for $30.00 per share, and the shares of Series E Preferred Stock were converted into approximately 24.3 million shares of common stock on December 31, 2002.

     Under the Investor’s Rights Agreement, First Reserve is entitled to (i) designate up to three directors to Quanta’s board of directors, depending upon First Reserve’s total ownership in Quanta and certain other conditions, (ii) three demand registrations with respect to the common stock, (iii) unlimited “piggyback” registrations, and (iv) a preemptive right to purchase shares of common stock upon Quanta’s issuance of shares to third parties. First Reserve’s preemptive right allows it to purchase a proportionate number of shares of our common stock so that it may maintain the same voting percentage of our common stock that it had immediately prior to the issuance of our common stock or securities convertible into common stock to third parties. First Reserve’s purchase price for each share of our common stock purchased pursuant to this right equals the closing price per share of our common stock on the date of issuance of the shares of common stock or securities convertible into common stock to the third party. The Investor’s Rights Agreement also provides that (i) First Reserve shall not transfer any portion of its shares of our common stock to any competitor of Quanta, (ii) any transferee of shares constituting 15% or more of the voting securities of Quanta must assume in writing the obligations of First Reserve under the Investor’s Rights Agreement, and (iii) any permitted transfer will be exempt from Quanta’s Stockholders’ Rights Plan, provided that any transferee owning more than 5% of the voting securities of Quanta will not, as a result of the transfer, own more than 37% of the voting securities of Quanta. The shares offered by this prospectus are being offered pursuant to First Reserve’s demand registration rights in the Investor’s Rights Agreement.

HOW THE SHARES MAY BE DISTRIBUTED

     The purpose of this prospectus is to permit the selling stockholder or its assignees or transferees (collectively, the “selling stockholder”) to offer for sale or to sell the common shares covered by this prospectus at such time and at such prices as the selling stockholder, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

     The selling stockholder may sell or distribute some or all of its shares from time to time through one or more underwriters, dealers, brokers or other agents, by acting directly as principal for its own account, or by any other legally available means, to one or more purchasers in transactions on The New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges), in the over-the-counter market, in brokerage transactions, through the writing of options, or in a combination of these transactions. These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. The obligations of any underwriters or direct purchasers to purchase the common shares covered by this prospectus may be subject to conditions precedent specified in a prospectus supplement. Such transactions may be effected by the selling stockholder at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices or at fixed prices, which may be changed.

     Underwriters, brokers, dealers, or their agents participating in such transactions may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder or, if they act as agent for the purchaser of the shares, from the purchaser. Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. Any such underwriters, brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any discounts, commissions or concessions received by any such underwriters, brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the selling stockholder from the sale of the common shares covered by this prospectus will be the sale price of the shares, less any discounts and commissions.

     If applicable law requires, we will (i) provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any underwriters, brokers, dealers or agents employed by the selling stockholder in connection with such sale, and any applicable discounts, concessions or commissions with respect to a particular transaction, and (ii) file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in such registration statement or any material change to such information in the registration statement.

     In connection with the offer and sale of the shares by the selling stockholder, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and by the selling stockholder.

     Under Regulation M of the Exchange Act, any person engaged in a distribution of the common shares offered hereby may not simultaneously engage in market-making activities with respect to our common shares for up to five business days prior to the commencement of such distribution. In addition, the selling stockholder will be subject to restrictions under the Exchange Act, including Rule 10b-5 and Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholder. All of the foregoing may affect the marketability of the shares offered hereby.

     We will pay all expenses of the registration of the offered securities, including SEC filing fees, expenses of compliance with state securities or “blue sky” laws, printing expenses, listing fees, fees and disbursements of our legal counsel and independent public accountants, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and reasonable out-of-pocket expenses, including, without limitation, all reasonable expenses incurred directly by the selling stockholder for one legal counsel. The selling stockholder will pay any underwriting fees, discounts and selling commissions. The selling stockholder will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling stockholder will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

     Under agreements which may be entered into by the selling stockholder and/or us in connection with any sale of common shares pursuant to this prospectus, the underwriters, brokers, dealers or other agents that participate in the distribution of the common shares may be entitled to (i) indemnification by the selling stockholder and/or us against some liabilities; including liabilities under the Securities Act, or (ii) contribution with respect to payments which the underwriters, brokers, dealers or agents may be required to make relating to these liabilities. Any agreement in which the selling stockholder and/or we agree to indemnify underwriters, brokers, dealers and agents against civil liabilities will be described in a prospectus supplement.

     If so indicated in a prospectus supplement, the selling stockholder will authorize dealers or other persons acting as an agent to solicit offers by some institutions to purchase securities from the selling stockholder pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others.

     There is at the present time no plan, arrangement or understanding between the selling stockholder and any underwriter, broker, dealer or agent regarding the sale of the common shares covered by this prospectus. The selling stockholder may decide not to sell any of the shares offered by the selling stockholder pursuant to this prospectus. In addition, we cannot assure you that the selling stockholder will not transfer, devise or give the common shares covered by this prospectus to a transferee by means not described in this prospectus.

     The selling stockholder also may resell all, or a portion of its shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided the selling stockholder meets the criteria and conforms to the requirements of such rule. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.

     Under the First Reserve Investor’s Rights Agreement, we are obligated to keep the registration statement of which this prospectus is a part effective until the earlier of such time as (i) all of the selling stockholder’s shares offered hereby have been disposed of in accordance with the intended methods of disposition set forth above, or (ii) one year after such registration statement becomes effective (such one-year period being subject to extension at our discretion).

LEGAL MATTERS

     Weil, Gotshal & Manges LLP has passed upon the validity of the common stock offered hereby on behalf of Quanta.

EXPERTS

     The consolidated financial statements of Quanta as of and for each of the two years in the period ended December 31, 2003, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     PricewaterhouseCoopers LLP’s report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and to its audit of the transitional disclosures for 2001, as more fully described in Note 2 to the financial statements. However, PricewaterhouseCoopers LLP was not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

     The consolidated financial statements of Quanta as of and for the year ended December 31, 2001, from our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent accountants, as stated in their reports appearing therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting.

     We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus or the shelf registration statement as having certified our consolidated financial statements for the period ended December 31, 2001, as required by Section 7 of the Securities Act. We have dispensed with the requirement to file its consent in reliance on the temporary relief provided by the SEC under Rule 437(a) of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a) of the Securities Act and therefore your right of recovery under that section will be limited as a result of the lack of consent. Even if you have a basis for asserting a remedy against, or seeking to recover from, Arthur Andersen LLP, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies can be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Any statement made in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We incorporate by reference the filings listed below, which have previously been filed with the SEC, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than current reports furnished under Item 9 or Item 12 (or Item 2.02 or Item 7.01) of Form 8-K unless specifically incorporated by reference by us). All of these filings, which contain important information about us, are considered a part of this prospectus.

•	Our annual report on Form 10-K for the year ended December 31, 2003, filed on March 15, 2004.

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004.

•	The description of our common stock contained in our registration statement on Form 8-A/ A, filed on February 6, 1998.

     You may obtain copies of documents incorporated by reference in this document, without charge, by writing to us at the following address or calling us at the telephone number listed below:

Quanta Services, Inc.

1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056
(713) 629-7600
Attention: Corporate Secretary

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made or incorporated by reference into this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.